March 30, 2009

DIRECT DIAL: 212-451-2296
Email: rberenblat@olshanlaw.com

BY EDGAR, FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Riegel, Esq.

Re:	Specialty Underwriters’ Alliance, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 17, 2009 by Hallmark Financial Services, Inc.
File No. 000-50891

Dear Ms. Riegel:

We acknowledge receipt of the letter of comment dated March 25, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Hallmark Financial Services, Inc. (“Hallmark”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

Schedule 14A

General

1.	Hallmark has revised the disclosure to delete the language corresponding to the italicized language in the Staff’s comment. See pages 5 and 11.

2.
Hallmark has deleted the sentence: “If the Nominees are elected, representatives of Hallmark, a significant stockholder of SUA, will serve on the Board, which would promote significantly greater accountability to all stockholders.”  See page 9.

March 30, 2009

Notice to Stockholders

3.	Hallmark has deleted the sentence: “We are not seeking control of the Board of Directors at the Annual Meeting.” See page 1.

Background to Solicitation

4.	Hallmark has revised the disclosure so that the payments under the change of control agreements are no longer characterized as “significant” or “substantial.” See pages 4 and 10.

5.	Hallmark has revised the disclosure so that the offer to acquire SUA is no longer characterized as “firm.” See pages 5 and 11.

Reasons For Our Solicitation

6.
Hallmark has deleted the sentence: “Moreover, SUA’s 2008 year-end book value per Share of $8.62 is 9.3% below its November 23, 2004 initial public offering price of $9.50 per Share.”  As a result, Hallmark no longer compares book value to stock price in the Schedule 14A.  See page 7.

7.
Hallmark has revised the disclosure regarding SUA’s competitive disadvantage as a result of its A.M. Best rating to characterize the statements as beliefs of Hallmark based on its experience as an insurer.  On a supplemental basis, we note that these statements are based on disclosure on page 16 of SUA’s Form 10-K for the year ended December 31, 2008 which states:

“Certain financial institutions and banks require property owners with loans to be insured by insurers with at least an “A–” rating by A.M. Best. Certain other insureds choose to insure their own property and casualty risks only with such higher-rated insurers. Also, due to financial responsibility laws, some states and the federal government require certain regulated entities to purchase mandatory insurance from insurers holding a minimum of “A–” rating by A.M. Best. Some agents may be unwilling or unable to write certain lines of business such as property, long-tail liability lines and automobile liability with insurers that are not rated at least “A–” by A.M. Best.”

Accordingly, Hallmark believes it has a reasonable basis for making these statements.  See page 8.

8.
Whether the Nominees, if elected, will represent a minority or majority of the independent directors of the SUA Board will depend on which SUA directors Hallmark seeks to replace at the Annual Meeting, which has not yet been determined by Hallmark. Accordingly, Hallmark has revised the disclosure to include a placeholder that will indicate, in the definitive version of the Schedule 14A, whether the Nominees, if elected, would represent a majority or minority of the independent directors of SUA.  See page 11.

March 30, 2009

Proposal No. 1 – Election of Directors

9.	Hallmark has revised Mr. Fishman’s and Mr. Pape’s biographical extracts to disclose the details of their employment during the gaps specified by the Staff. See pages 13 and 14.

10.
The disclosure has been revised to clarify that Hallmark reserves the right to nominate substitute persons, and that shares represented by the Gold proxy card will be voted for such persons, only to the extent such action is not prohibited under SUA’s Bylaws and applicable law.  See page 15.

Voting and Proxy Procedures

11.
To the extent SUA’s nominees choose not to serve as directors if Hallmark’s nominees are elected, there will be vacancies on the Board, which may be filled by a vote of a majority of the members of the Board.  Hallmark does not know whether any vacancies created will be filled by the remaining members of the Board.  The foregoing has been disclosed in the Schedule 14A.  See page 17.

Solicitation of Proxies

12.
Hallmark confirms its understanding that all written soliciting materials, including any e-mails or scripts that may be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Incorporation by Reference

13.
Hallmark intends to wait for SUA to distribute its proxy statement containing the referenced information before Hallmark distributes its proxy statement.  In the event it becomes necessary for Hallmark to distribute its proxy statement before SUA distributes its proxy statement, Hallmark intends to distribute its proxy statement and file additional definitive materials with the SEC disclosing the referenced information promptly after SUA distributes its proxy statement.  Hallmark would also consider a means reasonably designed to disseminate the referenced information by press release or a supplemental mailing to SUA’s stockholders.

14.
Hallmark has deleted the sentence: “Although we do not have any knowledge indicating that any statement made by Hallmark herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by SUA to disclose events that may affect the significance or accuracy of such information.”  See page 21.

March 30, 2009

Schedule I

15.
As the Executive Chairman of Hallmark with sole investment control over Hallmark’s, AHIC’s and HSIC’s portfolio of securities, Mark E. Schwarz may be deemed to have sole voting and dispositive power over the shares of Common Stock owned by Hallmark, AHIC and HSIC.  Accordingly, Hallmark has determined that Mr. Schwarz is a participant in the solicitation.  The disclosure has been revised to name Mr. Schwarz as a participant and to include all information relating to Mr. Schwarz required under Schedule 14A.  Hallmark will also promptly amend its Schedule 13D to add Mr. Schwarz as a Reporting Person.  See pages 1, 14, 19 and 20.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

Enclosure

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 17, 2009, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Date: March 30, 2009

HALLMARK FINANCIAL SERVICES, INC.

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Executive Chairman

AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

HALLMARK SPECIALTY INSURANCE COMPANY

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

MARK E. SCHWARZ

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz

C. GREGORY PETERS

By:	/s/ C. Gregory Peters
Name:	C. Gregory Peters

ROBERT M. FISHMAN

By:	/s/ Robert M. Fishman
Name:	Robert M. Fishman
MARK E. PAPE

By:	/s/ Mark E. Pape
Name:	Mark E. Pape